Schering AG and Stanford University to cooperate in the field of molecular imaging

Berlin, November 28, 2006 - Schering AG, Germany (FSE: SCH), majority-owned by the Bayer Group, and Stanford University, California, USA have started a joint research program to develop novel molecular imaging agents for the diagnosis and follow-up of cancer. Specifically, the cooperation will focus on the identification of novel positron emission tomography (PET) tracers for tumor imaging.

Under the terms of the agreement, Schering will have the option to assume exclusive rights for the development and commercialization of such tracers. "This research cooperation will further strengthen our commitment to the exciting and fast growing field of molecular imaging and we are proud to collaborate with Stanford University, one of the leading institutions in this field," said Dr. Hans Maier, Head of Schering AG's Global Business Unit Diagnostic Imaging. "With our strong network of academic and industrial partners worldwide, we aim to provide innovative options for the early and accurate detection and follow-up of cancer diseases - for the benefit of the patient."

"We are particularly pleased to establish this research collaboration with Schering AG given their track record as a global pioneer in the development of diagnostic imaging agents," said Prof. Sam Gambhir from the James H. Clark Center at Stanford University and Director of the Molecular Imaging Program at Stanford. "This collaboration will help to develop more specific diagnostics which are needed to identify the most effective treatment for an individual patient."

Molecular imaging is a novel method of diagnosing early pathological changes in the body at the molecular level, even before they can be diagnosed using other imaging procedures. This should allow both the very early and precise detection and characterization of cancer and other diseases, e.g. of the central nervous system.

Schering has already established several research collaborations in the field of molecular imaging. Collaboration partners include Avid Radiopharmaceuticals Inc., Philadelphia, PA., for the development of novel diagnostic imaging agents for Alzheimer's disease, as well as the Swiss Federal Institute of Technology (ETH) Zurich in Switzerland in the field of PET.

About Schering AG

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology & Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products, Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

It is planned that Schering AG will be renamed Bayer Schering Pharma Aktiengesellschaft. A corresponding resolution was passed at the Extraordinary General Meeting of Schering AG on September 13, 2006. Until the name change has been registered in the commercial register, the company will continue to operate under the name Schering AG. According to the resolution of the General Meeting, the Executive Board will not file an application for registration before December 1, 2006.


About Stanford University

Located between San Francisco and San Jose in the heart of Silicon Valley, Stanford University is recognized as one of the world's leading research and teaching institutions. Excellence in research in the Schools of Medicine and Engineering along with the School of Humanities and Sciences will continue to help drive the field of molecular imaging.

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Schering AG:
Media Relations: Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de
Pharma Communication: Dr. Florian Boehle, T: +49-30-468 114 32, florian.boehle@schering.de
Investor Relations: Dr. Jost Reinhard, T: +49-30-468 150 62, jost.reinhard@schering.de


Find additional information at: www.schering.de/eng